Via Facsimile and U.S. Mail
Mail Stop 6010

December 2, 2008

Jay D. Kranzler
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, California 92121

Re: **Cypress Bioscience, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed March 17, 2008
       Form 10-Q for the Nine Months Ended September 30, 2008
       Filed November 10, 2008
       File No. 000-12943

Dear Mr. Kranzler:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where the comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 1. Condensed Consolidated Financial Statements

Notes To Consolidated Financial Statements

10. Acquisition Of Proprius, page 10

1. On March 8, 2008 you acquired Proprius which did not have any approved products. You recognized goodwill of $26 million. It is not clear why recognition of goodwill is appropriate. Please provide us your analysis of EITF 98-3 demonstrating that your acquisition of Proprius was that of a business. Paragraph B36 of FAS 142 states that goodwill arises only in business combinations. Also explain why no other identifiable intangible assets besides in-process research and development were recognized.

2. With regard to in-process research and development, revise your disclosure to indicate the portion assigned to each individually material project as required by paragraph 4.2.05 of the AICPA Practice Aid on Assets Acquired in a Business Combination to Be Used in Research and Development Activities ("Practice Aid"). Also provide the disclosures required by paragraph 4.2.03 of the Practice Aid. Provide us with proposed disclosure.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant